82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030593

REGISTRANT'S NAME Tofas Turk Otomobil

*CURRENT ADDRESS ________________

**FORMER NAME ________________

PROCESSED
APR 16 2002
P THOMSON FINANCIAL

**NEW ADDRESS ________________

FILE NO. 82- 3699 FISCAL YEAR 12/31/01

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/28/02

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2001 AND 2000

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

ON THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheets)

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish – See Note 34 to the Balance Sheets)

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ

INDEPENDENT AUDITORS' REPORT AS OF DECEMBER 31, 2001

1. We have audited the balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi ("the Company") as of December 31, 2001 and the related statements of income, fund flows and cash flows for the year then ended. Our audit was made in accordance with the generally accepted auditing principles, basis and standards in Turkey issued by the Capital Market Board (CMB), and accordingly included, in connection with the accounts and transactions, tests of accounting records and other auditing procedures and techniques we considered necessary.

2. As explained in Note 11(b), between the years 1996 and 2000 the costs of inventories were determined on the basis of last-in-first-out (LIFO) method. As of December 31, 2001, the costs of inventories, except for finished goods, are determined on the basis of monthly weighted average method and the costs of finished goods are determined according to first-in-first-out (FIFO) method.

3. As explained in Note 1 to the balance sheets, with effect from May 15, the Company merged legally with Tofaş Oto Ticaret Anonim Şirketi (Tofaş Oto - the transfered company, whose certain shares were publicly traded in Istanbul Stock Exchange), taking over its assets, liabilities, rights and commitments. As a result of this merger, the assets and liabilities of Tofaş Oto are transferred to the balance sheet of the Company, and its net loss for the interim period ended May 15, 2001 amounting to TL 37,846,494 million is included in the "accumulated deficit" in the accompanying balance sheet as of December 31, 2001. Since there is no obligation for the independent audit to be performed on the financial statements of either the acquirer or the transfered company at the date of merger, the financial statements of the transfered company as of May 15, 2001 are not subject to independent audit.

4. As disclosed in the Note 5 to the statements of income, the significant portion of the Company's export sales is conducted to its related party Fiat Auto S.p.A.

5. In accordance with the CMB legislation, the Company should present the financial statements comparative with the prior year financial statements. The accompanying financial statements as of December 31, 2000 represent financial statements of Tofaş Türk Otomobil Fabrikası A.Ş. and do not include the transfered company's assets, liabilities and the result of its operations as of December 31, 2000.

6. In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Tofaş Türk Otomobil Fabrikası Anonim Şirketi as of December 31, 2001 and the result of its operations, fund flows and cash flows for the year then ended in accordance with the generally accepted accounting principles in Turkey issued by Capital Market Board, applied on a consistent basis (except for the matter discussed in paragraph 2 above) with the preceding period.

7. Additional paragraph for convenience translation to English:

   As discussed further in detail in Note 34 to the balance sheets, the effects of the differences between CMB accounting and reporting principles and the accounting and reporting principles generally accepted in the countries in which the accompanying financial statements are to be used and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and result of operations in accordance with the accounting principles generally accepted in the countries of users of the financial statements and IFRS. If IFRS had been applied, components of net income and financial position could be materially different than those reflected in the accompanying financial statements. Further, especially due to the effect of hyperinflation, the accompanying financial statements may not provide a suitable basis on which to make comparisons between years.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Ethem Kutucular
Engagement Partner

İstanbul,
March 15, 2002

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000

(Currency-Millions of Turkish lira)

ASSETS

	CURRENT PERIOD (31.12.2001)			PRIOR PERIOD (31.12.2000)		
I- CURRENT ASSETS			426,366,788			163,369,550
A- LIQUID ASSETS		67,774,297			42,831,070	
1- Cash	16,018			5,662		
2- Banks	67,675,095			42,820,611		
3- Cheques Given	(2,668)			(154)		
4- Other Liquid Assets	85,852			4,951		
B- MARKETABLE SECURITIES		0			2,092,138	
1- *Government Bonds and Treasury Bills*	0			2,092,138		
C- SHORT-TERM TRADE RECEIVABLES		254,305,066			68,966,891	
1- Accounts Receivable	254,180,616			68,883,170		
2- Notes Receivable	24,580			266		
3- Deposits and Guarantees Given	148,551			83,455		
4- Discount of Receivables (-)	(48,681)			0		
D- OTHER SHORT-TERM RECEIVABLES		6,671,574			457,148	
1- Receivables from Shareholders	0			0		
2- Other Short-Term Receivables	6,673,045			458,619		
3- Provision for Doubtful Receivables	(1,471)			(1,471)		
E- INVENTORIES		72,739,532			44,290,557	
1- Raw Materials and Supplies	42,655,417			17,319,827		
2- Work-in Process	13,549,904			9,894,999		
3- Finished Goods	9,869,861			9,129,856		
4- Advances Given to Suppliers	6,664,350			7,945,875		
F- OTHER CURRENT ASSETS		24,876,319			4,731,746	
II- NON-CURRENT ASSETS			409,409,999			199,089,543
A- LONG-TERM TRADE RECEIVABLES		23,013			5,673	
1- Deposits and Guarantees Given	23,013			5,673		
B- OTHER LONG-TERM RECEIVABLES		0			0	
1- Other Long-Term Receivables	0			0		
C- LONG-TERM FINANCIAL ASSETS		3,037,098			3,037,098	
1- Investments	3,037,098			3,310,098		
2- Capital Commitments to Investments (-)	0			(273,000)		
3- Other Long-Term Financial Assets	0			0		
D- PROPERTY, PLANT AND EQUIPMENT		404,236,545			195,556,208	
1- Land	34,203			26,905		
2- Land Improvements	9,045,755			5,983,132		
3- Buildings	59,111,474			32,606,978		
4- Machinery, Installations and Equipment	573,736,826			306,741,622		
5- Motor Vehicles	8,438,499			3,119,148		
6- Furniture and Fixtures	48,749,668			26,194,927		
7- Other Fixed Assets	37,435			37,435		
8- Accumulated Depreciation (-)	(316,330,974)			(187,975,015)		
9- Construction-in-Progress	7,747,290			4,418,875		
10- Advances Given	13,666,369			4,402,201		
E- OTHER NON-CURRENT ASSETS		2,113,343			490,564	
1- Other Non-Current Assets	2,113,343			490,564		
TOTAL ASSETS			835,776,787			362,459,093

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH

SEE BALANCE SHEET NOTE NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000

(Currency-Millions of Turkish lira)

LIABILITIES AND SHAREHOLDERS' EQUITY

	CURRENT PERIOD (31.12.2001)			PRIOR PERIOD (31.12.2000)		
I- CURRENT LIABILITIES			381,177,339			135,074,734
A- SHORT-TERM BORROWINGS		90,641,964			35,730,748	
1- Bank Borrowings	66,446,640			35,542,191		
2- Current Portion and Interest of Long-Term Debt	24,035,476			156,517		
3- Other Financial Borrowings	159,848			32,040		
B- TRADE PAYABLES		257,794,727			87,474,363	
1- Suppliers	258,248,221			87,397,974		
2- Notes Payable	16,794			11,880		
3- Deposits and Guarantees Received	2,248			1,479		
4- Other Trade Payables	172,432			64,063		
5- Discount of Payables (-)	(644,968)			(1,033)		
C- OTHER CURRENT LIABILITIES		9,782,581			8,970,175	
1- Due to Shareholders	184,524			104,410		
2- Accrued Expenses	2,928,285			2,220,055		
3- Taxes Payable	6,669,772			5,552,620		
4- Other Short-Term Liabilities	0			1,093,090		
D- ADVANCES TAKEN		0			900,273	
E- ACCRUED LIABILITIES AND EXPENSES		22,958,067			1,999,175	
1- Taxation on Income	3,839,297			0		
2- Other Accrued Liabilities and Expenses	19,118,770			1,999,175		
II- NON-CURRENT LIABILITIES			225,656,262			94,792,932
A- LONG-TERM BORROWINGS		186,150,333			73,222,916	
1- Bank Borrowings	186,150,333			73,222,916		
B- ACCRUED LIABILITIES AND EXPENSES		39,505,929			21,570,016	
1- Employee Termination Benefits	39,505,929			21,570,016		
III- SHAREHOLDERS' EQUITY			228,943,186			132,591,427
A- SHARE CAPITAL		170,412,875			63,504,000	
B- SHARE CAPITAL PREMIUM		30,903			30,903	
C- REVALUATION SURPLUS		92,834,351			74,849,025	
1- Revaluation Surplus - Property, plant and equipment	92,834,351			74,849,025		
D- RESERVES		34,161,847			24,258,951	
1- Legal Reserves	2,878,985			2,340,515		
2- Special Reserves	293			249		
3- Extraordinary Reserves	22,762,267			21,506,820		
4- Cost Increase Fund	8,520,302			411,367		
E- NET INCOME/(LOSS) FOR THE YEAR		(598,845)			27,107,027	
F- ACCUMULATED DEFICIT		(67,897,945)			(57,158,479)	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			835,776,787			362,459,093

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

1. Organization and Nature of Operations :-

Tofaş Türk Otomobil Fabrikası A.Ş. (the Company) is engaged in the manufacturing and assembly of motor vehicles, assembled and semi-assembled products, product groups and engines, parts, spare parts and accessories of these vehicles under the license of Fiat Auto S.p.A. The Company is also engaged in the distribution, trading, selling and providing service for imported motor vehicles, spare parts and accessories of these vehicles which are produced under the license of Fiat Auto S.p.A.

The Company merged with Tofaş Oto Ticaret A.Ş. (Tofaş Oto) which is a publicly traded company by taking it over in accordance with the Turkish Commercial Code Article 451 and Corporate Tax Article 37-39. The merger is approved in May 15, 2001 and declared in Trade Registry Gazette in June 13, 2001 (See Notes 11a and 33c).

On May 15, 2001, the Company also took over the Freezone Branch of Tofaş Oto Ticaret A.Ş. named Tofaş Oto Ticaret Anonim Şirketi İstanbul Deri Serbest Bölge Şubesi (the Branch) located in Desbaş İstanbul Deri Serbest Bölgesi. After the takeover, the title of the Freezone Branch is changed as Tofaş Türk Otomobil Fabrikası Anonim Şirketi İstanbul Deri ve Endüstri Serbest Bölge Şubesi. The financial statements of the Branch as of December 31, 2001 is included in the accompanying financial statements (See Note 11m).

2. Shareholders with a Nominal Share of 10% or More of Capital :-

Name of Shareholders	Shareholding percentage (Over issued share capital) %		Shareholding amount Million TL	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Fiat Auto S.p.A.	**37.86**	37.86	**64,511,449**	24,045,030
Koç Holding A.Ş.	**37.56**	37.86	**64,054,151**	24,045,030
Koç Group companies and Koç family	**0.27**	-	**457,298**	-
Other shareholders and publicly issued capital	**24.28**	24.28	**41,389,977**	15,413,940
	100.00	100.00	**170,412,875**	63,504,000

3. Privileges Given to Shares Representing Capital :-

The shareholders holding A and D group shares have the privilege to choose the candidates for Board of Directors and Board of Auditors and also have the privilege of using preemptive rights in buying each other's shares.

4. Registered Share Capital Limit :-

The Company is subject to registered share capital system. As of December 31, 2001, the limit in respect of registered share capital amount has been increased to TL 170,412,875 million according to the clause number 4 of Serial: 8 Number 3 decree of CMB (2000 - TL 100 trillion).

5. Capital Increases and Their Sources During the Year :-

In 2001, the Company's capital has been raised from TL 63,504,000 million to TL 170,412,875 million. TL 3,049,192 million out of TL 106,908,875 million increase is the capital of Tofaş Oto (the company which was taken over) and TL 1,661,958 million of the increase is goodwill. TL 71,247,725 of the remaining balance is revaluation fund and TL 31,000,000 is cost increase fund.

6. Marketable Securities Issued During the Year Other Than Share Certificates:-

None (2000 – None).

7. Marketable Securities Issued Which Matured During the Year:-

None (2000 – None).

8. Movements in Property, Plant and Equipment during the Year :-

a) The total cost of property, plant and equipment that is purchased, produced or constructed (including the construction-in-progress and capitalised foreign exchange losses) is TL 195,042,743 million (2000 – TL 92,904,296 million). As a result of the take over, property, plant and equipment of Tofaş Oto amounting to TL 14,172,099 million and accumulated depreciation amounting to TL 6,621,941 million are transferred to the balance sheet of the Company.

b) The total cost of property, plant and equipment that is sold or expensed as scrap is TL 35,573,920 million (2000 – TL 394,540 million).

c) The revaluation increase on fixed assets in the current period :

	December 31, 2001 Million TL	December 31, 2000 Million TL
Increase in cost (+)	155,519,874	84,907,901
Increase in accumulated depreciation (-)	63,264,804	38,886,405
Increase in net book value	92,255,070	46,021,496

d) Construction-in-progress:

December 31, 2001

Description	Total cost Million TL	Total cost Thousand USD	Incentive certificate date	Incentive certificate no
1-Modernization and renovation (a)	39,759,766	94,666	23.06.1999	3297
2- Modernization and renovation new model development (b)	158,133,920	292,841	27.12.1999	3407
3- Other investments without investment incentive (d)	738,049	625	-	-

8. (CONTINUED)

Beginning date	Closing date	Current period expenditure Thousand USD	Incentives utilized	Export commitment Thousand USD	Completion percentage (%)
(a) 01.05.1999	31.12.2001	167	1- Investment allowance of 100% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT	-	40
(b) 07.12.1999	31.12.2003	47,955	1- Investment allowance of 200% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT 4- Exemption from other funds and deductions	150,000	64
(c) 01.01.2001	31.12.2001	625	-	-	-

December 31, 2000

Description	Total cost Million TL	Total cost Thousand USD	Incentive certificate date	Incentive certificate no
1- Model modernization and renovation (a)	39,759,766	94,666	23.06.1999	3297
2- Model modernization and renovation (New Model) (b)	158,133,920	292,841	07.12.1999	3407
3- Other Investments without incentive document (c)	1,126,835	1,356	-	-

8. (CONTINUED)

Beginning date	Closing date	Current period expenditure Thousand USD	Incentives utilized	Export commitment Thousand $	Completion percentage (%)
(a) 01.05.1999	31.12.2001	10,099	1- Investment allowance of 100% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT 4- Exemption from other funds and deductions	-	46
(b) 07.12.1999	31.12.2003	133,254	1- Investment allowance 200% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT 4- Exemption from other funds and deductions 5- Exemption from custom duties	150,000	53
(c) 01.01.2000	31.12.2000	1,356	-	-	-

Investment Incentive Certificates:

Incentive No.3297

Thousand USD

'Special Terms' Section of the Incentive Certificate	Financing of Investment	
In accordance with the incentive, the Company's share capital will be increased by an additional TL 15,904,000 million in cash. However, if the approved financial statements of the Company reflects adequate funds, this condition will be checked. Following the completion of the investment, evaluation will be performed by experts in accordance with Communique 98/1, Article 31.	**3297 Incentive**	**94,666**
	1- Shareholders' equity	37,866
	2-External funds	
	- Long-term loans	56,800

8. (CONTINUED)

Incentive No.3407

'Special Terms' Section of the Incentive Certificate	Financing of Investment (Thousand USD)	
In accordance with the incentive, the Company's share capital will be increased by an additional TL 44,000,000 million in cash. However, if the approved balance sheet of the Company reflects adequate funds, this condition will be checked. During completion of investment, the amount of the investment shall correspond to the equivalent of USD 250,000,000. Otherwise, the investment incentive to be applied will be 100%. If violation against decree no.98/10755 article 10, dated February 23,1998 and the related Communique no.99/1 Article 19 dated June 23, 1999 is noted, the certificate and/or the transactions will be cancelled. After the completion, evaluation will be performed by experts in accordance with Communique 98/1, Article 31.	**3407 Incentive**	**292,841**
	1- Shareholders' equity	81,442
	2-External funds	
	- Long-term loans	211,399

9. Investment Allowances to Be Utilized During the Current and Following Periods :-

As of December 31, 2001, the Company has TL 532,544,961 million (2000 – TL 242,532,783 million) of unused investment allowance that will be used in future years. The Company has utilized investment allowance amounting to TL 19,390,388 million during the current period (2000 – None).

10. Related Party Balances:-

For the purpose of these financial statements, shareholders of the Company and Koç Group companies having direct or indirect management or shareholding relationships with Koç Holding A.Ş. and the companies known to be related to Fiat Auto S.p.A. are considered and referred to as related companies.

Trade related:	December 31, 2001		December 31, 2000	
	Receivables Million TL	Payables Million TL	Receivables Million TL	Payables Million TL
Shareholders:				
Fiat Auto Group	189,447,124	178,838,009	45,021,304	39,965,209
Investments:				
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	-	741,398	-	485,508
Group companies:				
Birmot Birleşik Motor San. ve Tic. A.Ş..	24,888,653	-	-	-
Kofisa Trading S.A.	74,563	260,339	-	572,370
Mako Elektrik San. ve Tic. A.Ş.	-	4,527,153	-	2,418,045
Döktaş Dökümcülük San. ve Tic. A.Ş.	-	550,387	-	791,622
Magnetti Marelli S.p.A.	-	90,969	-	941,442
Tofaş Oto Ticaret A.Ş.	-	-	12,958,571	-
Matay Otomotiv Yan Sanayi A.Ş.	-	6,023,609	-	1,897,163
Comau S.p.A.	3,098,926	1,298,338	26,755	447,487
Powertrain Mek. San. ve Tic. Ltd. Şti.	1,377,872	2,897	-	-
Other	897,485	1,112,935	40,856	946,637
	30,337,499	13,866,627	13,026,182	8,014,766
Total trade receivables/payables	219,784,623	193,446,034	58,047,486	48,465,483

(*)Although the Company presents the payables due to its imports from Fiat Auto S.p.A amounting to TL 149,691,240 as trade payables in its statutory records, Fiat Auto S.p.A collects the discounted amounts of letter of credits opened via banks before due dates. As of December 31, 2001, the Company will pay the related amount on the due date to the related banks.

10. (CONTINUED)

Non-Trade:	December 31, 2001 Receivables Million TL	December 31, 2001 Payables Million TL	December 31, 2000 Receivables Million TL	December 31, 2000 Payables Million TL
Shareholders:				
Koç Holding A.Ş.	-	183,493	-	103,500
Related parties:				
Koçbank A.Ş. (*)	48,601,506	1,242,992	22,393,973	-
Koratrade MTMC Ltd. (*)	3,518,667	-	20,411,663	-
Vehbi Koç Vakfı	61,526	-	2,042	-
Koç Yardımlaşma Vakfı	-	330,638	-	212,787
Koç Allianz Sigorta A.Ş.	-	86,347	-	67,242
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (**)	5,778,367	32,433	3,096	-
Koç Tüketici Finansman ve Kart Hiz. A.Ş.	-	263,282	-	-
Targa Servis S.r.L.	-	584,068	-	-
	57,960,066	2,539,760	42,810,774	280,029
Total non-trade receivables/payables	57,960,066	2,723,253	42,810,774	383,529

(*) Included in banks account in the accompanying balance sheet.

(**) Please see Note 6 to the Statements of Income.

11. Basis of Presentation of Financial Statements :-

a) Accounting policies applied

The Company, maintains its books of account and prepares its statutory financial statements in accordance with the Turkish commercial practice and tax legislation. Within this perspective, the accounting and reporting principles are based on the principles and rules set forth in the communiques and the related explanations of Capital Market Board (CMB) (from hereon to be referred as "generally accepted accounting principles issued by CMB") and the Uniform Chart of Accounts issued by the Ministry of Finance. Accordingly, the Company prepares its financial statements in accordance with Turkish commercial practice and tax legislation and generally accepted accounting principles issued by CMB.

11. (CONTINUED)

Accompanying financial statements as of December 31, 2000 are the financial statements of the Company and do not include the assets, liabilities and results of operations of Tofaş Oto as of December 31, 2000.

b) **Inventories**

Inventories are valued at the lower of acquisition cost or net realizable value. Between the years 1996 and 2000 costs of inventories are determined on the basis of last-in-first-out (LIFO) method. As of December 31, 2001, costs of inventories, except for finished goods, are determined on the basis of monthly weighted average method and costs of finished goods are determined according to first-in-first-out (FIFO) method. If the costing method of 2000 had been applied in 2001, cost of sales would increase by TL 11,660,314 million and accordingly profit before tax would decrease by the same amount.

c) **Long-term financial assets**

Subsidiaries are valued at net cost. The Company values its long-term financial assets using *acquisition cost plus the bonus shares resulting from share capital increases due to internal* sources of long-term financial assets. Nominal values of bonus shares resulting from internal sources are included in increase in value of participations fund.

d) **Property, plant and equipment**

Property, plant and equipment are carried at acquisition cost plus revaluation increments (except land), which is computed by applying to acquisition costs indices and procedures in accordance with Law No. 3094. Depreciation is based on revalued amounts, except for buildings, and depreciation for buildings is computed by taking the acquisition cost as the basis. The Company used the revaluation rate of 53.2% (2000 – 56 %) in the accompanying financial statements as of December 31, 2001.

As of December 31, 2001, the Company capitalised the financial expenses related to the which are used to finance construction of fixed assets and purchases of machinery and equipment which were capitalised during previous periods . In prior years, financial expenses related with the fixed assets put into use in prior periods were not capitalized. The capitalized foreign exchange losses are depreciated in the remaining depreciation periods of the related fixed assets. Such capitalisation amount is TL 77,704,366 million and TL 11,094,394 million of this capitalization is charged as depreciation expense in 2001 in the accompanying income statement.

11. (CONTINUED)

Depreciation is calculated using the normal depreciation method based on the following periods (before 1998 double declining depreciation method).

	1982 and before	Between 1983 and 1994 (excluding 1992)	In 1992 and between 1995 and 1997	Beginning from 1998
Buildings	25-50 years	25-50 years	25-50 years	25-50 years
Land improvements	10-25 years	4 years	5 years	8 years
Machinery, plant and equipment	7-12 years	4 years	5 years	8 years
Motor vehicles	7 years	4 years	5 years	8 years
Furniture and fixtures	5-50 years	4 years	5 years	8 years
Others	4 years	4 years	5 years	8 years

For the fixed assets excluding buildings which are taken over from Tofaş Oto as of May 15, 2001, depreciation is calculated with double declining method over the revalued amounts based on the following periods:

Buildings	5 - 50 years
Land improvements	5 - 25 years
Machinery, plant and equipment	5 years
Motor vehicles	5 years
Furniture and fixtures	5 years

For all fixed assets (excluding motor vehicles), a full year's depreciation is provided. For motor vehicles, pro-rata depreciation method is applied.

e) Intangible assets

Intangible assets are carried at acquisition cost and amortized over 8 years with the rate of 12.5%. Goodwill resulting from the merger with Tofaş Oto in the amount of TL 1,611,958 million is amortized in 5 years with the rate of 20%.

f) Marketable securities and long-term financial assets

Marketable securities are stated at acquisition cost and represent Turkish government bonds and treasury bills. The Company also provides accrual for the earned interest, which represents the apportionment to the current period of the difference between value at maturity and cost.

11.(CONTINUED)

g) Foreign currency transactions

Transactions in foreign currencies during the period are translated into Turkish Lira at the exchange rates prevailing at the dates of such transactions. In the balance sheets as of December 31, 2001 and 2000, assets denominated in foreign currencies are translated at the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date, and liabilities denominated in foreign currencies are translated at the selling exchange rates (except trade payables of Freezone Branch – Please see Note 30 to the Balance Sheets) of the Central Bank of Turkey, in accordance with the declaration of CMB No.824 dated January 25, 2000. Foreign exchange gains and losses arising from settlement and translation of foreign currency items are included in the related income and expense accounts, as appropriate.

h) Employee termination benefits

Employee termination benefits, as required by Turkish Labor Law, are recognized in the accompanying financial statements as they are earned.

The total employment termination reserve of the Company as of December 31, 2001 is TL 39,505,929 million (2000 – TL 21,570,016 million). The increase in the current year amounting to TL 17,055,379 million (2000 - TL 10,039,872 million) is included in "general and administrative expenses" in the accompanying financial statements. As a result of the take over of Tofaş Oto, provision of Tofaş Oto for employee termination benefits amounting to TL 880,534 million is exactly carried in to the balance sheet of the Company, and the increase in the amount of TL 166,387 million for the period ending the take over date, May 15, 2001 is reflected in the "previous years' losses" in the accompanying balance sheet.

The announced retirement pay liability ceiling is TL 978.02 million as of December 31, 2001(2000 – TL 587.72 million).

i) Other balance sheet items

Other balance sheet items are principally reflected at their recorded values. Due-dated cheques amounting to TL 2,396,161 million is reflected in the accounts receivable account in the accompanying financial statements.

j) Warranty expense provision

The Company provides first maintenance service free of charge for the cars sold and also provides service free of charge during the first two-year period of warranty. As of December 31, 2001 the Company provides provision amounting of TL 5,816,512 million (2000 – None (Please see Note 33 (b) to the Balance Sheets))for the first maintenance service and for the possible expenses that can occur within the warranty period. This provision is reflected under the reserve for other payables and expenses in the accompanying balance sheet and under the marketing, selling and distribution account in the income statement.

Export sales of the Company are not under a warranty commitment.

11.(CONTINUED)

k) Sales

Sales revenue is recognized when the deliveries are made.

l) Receivables and payables

Receivables and payables are stated at their recorded values, and receivables and payables with due dates more than 3 months are discounted. As of December 31, 2001 and 2000, due-dated cheques, notes receivables and notes payables are discounted at 70% which is the predetermined discount rate of the Central Bank.

The payables in foreign currency with due dates more than 3 months are discounted at EURIBOR rate as of December 31, 2001.

m) Consolidation of Freezone Branch

As of December 31, 2001 financial statements of the Branch is consolidated into the financials of the Company's financial statements. Since the financials of the Branch as of December 31, 2001 are in EURO, all the balance sheet accounts are translated into Turkish Lira with the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date and the income statement accounts are translated at the monthly average rates of Central Bank. The foreign exchange loss of TL 2,965 million which is due to this valuation is reflected in the expenses and losses from other operating activities. As discussed in Note 1, for the period between January 1 – May 15, 2001, the results of the operations of the Branch, which was consolidated to Tofaş Oto before the take over are reflected in the "accumulated deficit" account in the accompanying balance sheet. All of the receivable/payable balances and income/expense accounts which are due to the trade relationships between the Branch and the Company are subject to elimination.

n) Provision for taxes

According to the new tax law No. 4369 which is declared in the Official Gazette in July 29, 1998, effective from the January 1, 1999, the corporate tax rate (including funds) was set as 33%.

Before this change, withholding tax was to be paid regardless of the profit distribution. After this change, withholding taxes payments are subject to the condition whether the profits are distributed or not. According to this, the Company will no longer compute additional withholding tax, except for the 33% of corporate tax, unless it has distributed any profits. If the Company distributes its profit, the computed withholding tax rate over distributed profit will be 16.5 % including the fund (5.5 % for the publicly listed companies).

For the gains that are exempt from corporate tax, the computed withholding tax rate including fund (except the participation gain exemption) will be % 19.8 (2000 – 16.5 %) (applicable also for the publicly listed companies) regardless of the profit being distributed or not.

In case of the profit being added to share capital, the transaction will not be considered as profit distribution, and no withholding tax will be applied.

11.(CONTINUED)

According to a change made in law No. 4444, being effective from January 1, 2000, corporations are required to compute an advance tax at the rate of 20% over its financial statements prepared for the 6 months period, and to pay the amount within 45 days, which can be off-set against the corporate tax calculated at year-end. The Council of Ministers has determined the advance tax periods to be 3 months starting with July 1, 2000 and to be applied until December 31, 2000. Later a new arrangement was made, and starting with January 1, 2001 advance tax periods remained to be 3 months, and the advance tax percentage is raised to 25 %.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. The Company's does not have accumulated losses, which would be carried to the following period.

12. Subsequent Events to be Disclosed:-

A- Issues Requiring Adjustments:-

a) Accounting mistakes and misleads recognized after the balance sheet date

None.

b) Purchase cost and sales revenues determined after the balance sheet date

None.

c) Decrease in value of assets determined after the balance sheet date

None.

d) Decrease in value of affiliates and subsidiaries determined after the balance sheet date

None.

e) Events affecting the estimation of net realizable value of inventories

None.

f) Bankruptcy of debtors or negotiations with debtors over debt balances

None.

g) Indemnifications received from insurance companies

None.

h) Change in tax rates

None.

12.(CONTINUED)

i) Similar issues

None.

B- Issues Requiring Explanation:-

a) Acquisitions and mergers

None.

b) Changes in the structure, or the operations of the company

None.

c) Decrease in value of assets after the balance sheet date

None.

d) Capital increases and significant marketable securities issued

It is decided to increase the registered share capital ceiling of the Company to TL 1,000,000,000,000,000 (one quadrillion) and make the changes required by the Capital Market Board by the Board of Directors on February 14, 2002.

e) Significant fixed asset purchases or sales, investments in new companies or new shareholders

None.

f) Strikes or other disputes

None.

g) Increase in the legal limit for employee termination benefits

As of January 1, 2002, the severance pay ceiling has been increased to TL 1,076.4 million per year of employment.

h) Similar issues

None.

13. Contingent Income and Losses: -

a) Law suits in favor of the Company

There are three competition violation law suits in favor of the Company. In addition to this, the Company sued Boğaziçi Kurumlar Vergi Dairesi for cancellation of the VAT accrual amounting to TL 29,480 million and Çekirge Vergi Dairesi for 70 million for the cancellation of penalties (2000 – None).

b) Law suits against the Company

As of December 31, 2001, there are lawsuits amounting to TL369,751 million being brought against the Company (2000- 39,782 million TL). As of December 31, 2001 the Company has provided a provision amounting to TL 96,693 million for these cases and their interests (2000-None).

There are 23 lawsuits being held against the Company for car changes of which the amounts will be finalized at the end of the lawsuits.

c) Notes receivable endorsed to suppliers

None.

d) Indemnifications in favor of the Company

None.

e) Suretyships and letters of guarantee given

Description	December 31, 2001 Million TL	December 31, 2000 Million TL
Customs guarantees	11,213,513	5,272,216
Turkish Industrial Development Bank	290,820	440,820
Tax guarantees	3,788,369	411,356
Import of investment goods	2	3,476
Bidding collaterals	11,945	13,890
Other	645,218	141,374
	15,949,867	6,283,132

f) Intentions and preparations aimed at expropriation of assets

None.

g) Similar issues

There is no incentive premium to be collected as of December 31, 2001 (2000 – TL 62,804 million).

14. Changes in the Accounting Estimates Which May Have a Material Effect on the Profitability Ratios of the Company and Their Monetary Effects :-

None.

15. Mortgages or Restrictions on Assets:-

As of December 31, 2001 and 2000, the Company does not have any mortgages or restrictions on its assets.

16. Total Insurance Coverage on Assets :-

December 31, 2001

Type of asset	Insurance company	Amount subject to insurance Million TL	Book value Million TL	Beginning date	Ending date
Buildings	Koç Allianz	70,618,500	59,111,474	01/01/2001	31/12/2001
Buildings	Anadolu Sigorta	38,070	"	01/01/2001	31/12/2001
Buildings	Ak Sigorta	2,430	"	01/01/2001	31/12/2001
Machinery	Koç Allianz	233,838,000	573,736,826	01/01/2001	31/12/2001
Machinery	Anadolu Sigorta	152,280	"	01/01/2001	31/12/2001
Machinery	Ak Sigorta	9,720	"	01/01/2001	31/12/2001
Inventory	Koç Allianz	33,438,634	48,938,978	01/01/2001	31/12/2001
Furniture and fixtures	Koç Allianz	14,489,835	48,746,622	01/01/2001	31/12/2001
Motor vehicles	Koç Allianz	5,616,040	8,438,499	01/01/2001	31/12/2001
		358,203,509			

December 31, 2000

Type of asset	Insurance company	Amount subject to insurance TL Million	Book value Million TL	Beginning date	Ending date
Buildings	Koç Allianz	27,282,000	32,598,824	01/01/2000	31/12/2000
Buildings	Anadolu Sigorta	16,920	"	01/01/2000	31/12/2000
Buildings	Ak Sigorta	1,080	"	01/01/2000	31/12/2000
Machinery	Koç Allianz	103,928,000	306,832,455	01/01/2000	31/12/2000
Machinery	Anadolu Sigorta	67,680	"	01/01/2000	31/12/2000
Machinery	Ak Sigorta	4,320	"	01/01/2000	31/12/2000
Inventory	Koç Allianz	30,000,000	35,712,853	01/01/2000	31/12/2000
Furniture and fixtures	Koç Allianz	1,177,800	26,508,139	01/01/2000	31/12/2000
Motor vehicles	Koç Allianz	1,775,122	3,122,193	01/01/2000	31/12/2000
		164,252,922			

17. Total Guarantees and Mortgages Received for Receivables :-

As of December 31, 2001, total amount of mortgages and other guarantees obtained for receivables is TL 38,448,455 million. (2000 – TL 5,131,275 million)

18. Commitments and Contingencies:-

As of December 31, 2001, the Company does not have letter of credit as commitments and contingies. Letter of guarantees given are disclosed in Note 13 (e).

December 31, 2000

Type of commitment	Beginning date	Ending date	Without maturity	Reason for commitment	Committed to	Amount TL million	Foreign currency amount
Letter of credit	19.10.2000	18.01.2001		Import	Koçbank	24,551	EURO 39,500
Letter of credit	30.10.2000	30.01.2001		Import	Koçbank	16,849	ITL 52,488,000
Letter of credit	24.11.2000	24.02.2001		Import	Koçbank	13,396	EURO 21,553
Letter of credit	12.12.2000	11.03.2001		Import	Koçbank	43,418	ITL 135,258,400
						98,214	

Letters of guarantees given are explained in Note 13 (e) to the Balance Sheets.

19. Blocked Deposits at Banks:-

None.

20. Market Value of Marketable Securities and Financial Assets Carried at Cost and Carrying Value of Marketable Securities and Financial Assets Shown at Market Value:-

a)- As of December 31, 2001, there are no marketable securities stated at market value.

As of December 31, 2000, public sector bonds and treasury bills that are included in the marketable securities amounting to TL 2,092,138 million are stated at their purchase value of TL 2,037,984 million plus their income accrual of TL 54,154 million.

b)- Long-term financial assets carried at cost in the balance sheet:

	Nominal Value Million TL		Acquisition Cost Million TL		Traded in Stock Exchange
Participations	**2001**	**2000**	**2001**	**2000**	
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	1,099,000	1,372,000	3,037,098	3,310,098	No.

21. Marketable Securities Issued By Shareholders, Investments and Associates:-

None.

22. Details of the 'Other' Items in Balance Sheets Which Exceed 20% of the Respective Component or 5% of the Total Assets:-

	December 31, 2001 Million TL	December 31, 2000 Million TL
a) Other short-term receivables		
Taxes and funds to be netted off or to be refunded	3,230,156	275,123
Receivables from moulds	3,098,926	-
Receivables from personnel	5,988	-
Other receivables	337,975	183,496
	6,673,045	**458,619**
b) Other non-current assets		
Goodwill	1,956,554	-
Other intangible non-current assets	1,522,334	720,788
Leasehold Improvements	7,820	4,479
Accumulated amortization (-)	(1,373,365)	(234,703)
	2,113,343	**490,564**
c) Other accrued liabilities and expenses		
Warranty expense provision	5,816,512	-
Deferred income from sale of moulds	4,672,875	-
Outsourcing expenses	3,457,071	-
Provision for royalty expense	2,843,175	1,330,290
Provision for personnel expenses	1,397,704	522,630
Others	931,433	146,255
	19,118,770	**1,999,175**
d) Other income from operations		
Foreign exchange gain	66,251,327	1,048,447
Gain from the Powertrain sale	6,777,404	-
Fiat Auto price difference invoice	6,555,394	-
Research and development incentive premium	1,608,368	-
TOT Marea Brava margin difference	-	2,953,055
Expenses invoices to Fiat Auto related with Scudino project	-	4,998,885
Discount Income	644,968	1,033
Others	3,615,299	1,869,120
	85,452,760	**10,870,540**
e) Expenses from other operations		
Foreign exchange loss	134,246,616	1,132,975
Others	2,861,389	50,947
	137,108,005	**1,183,922**

22.(CONTINUED)

f) Other extraordinary income

Income on sale of inventory and fixed assets of Powertrain	19,337,683	-
Gain on sale of fixed assets	2,630,104	61,269
Income on Scudino project	-	67,108
Gain on sale of Samoto shares	302,331	-
Others	444,992	-
	22,715,010	**128,377**

23. Receivables From and Payables to Personnel Included under Other Receivables and Other Long or Short-Term Liabilities Accounts and Exceeding 1%:-

None.

24. Doubtful Receivables Due from Shareholders, Affiliated Companies:-

None.

25. Provisions Booked For Doubtful Receivables:-

As of December 31, 2001, the Company has a doubtful receivable amounting to TL 1,471 million (2000 – TL 1,471 million).

26. The Breakdown of Investments and Subsidiaries Having an Indirect Shareholding and Management Relationship With The Company and The Participation Rates And Amounts Of These Investments And Subsidiaries:-

Investments	Share capital amount Million TL	Shareholding percentage %	Shareholding amount Million TL	Loss for the period Million TL
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.(Entek)	7,850,000	14	3,037,098	9,038,483

The financial statements of Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. have not been prepared in conformity with CMB principles. The Company utilizes IFC loan and audited under IAS standards. At the date this opinion is issued, the audit of the Company was not finalized yet.

27. Bonus Shares Obtained through Internally Funded Capital Increases of Investments and Associates :-

None.

28. Real Rights on Tangible Assets:-

None.

29. Revaluation of Fixed Assets in the Last Three Years :-

Year	Revaluation amount Million TL
December 31, 2001	92,255,070
December 31, 2000	46,021,496
December 31, 1999	24,382,893
December 31, 1999	16,971,886

30. Foreign Currency Assets and Liabilities:-

December 31, 2001

Foreign Currency Denominated Assets

	Amount Thousand	Foreign currency	Foreign exchange rate	TL equivalent Million TL
a-Cash	6	**USD**	1,439,567	8,961
b-Banks	14,926	**EURO**	1,268,115	18,927,852
	7,184	**USD**	1,439,567	10,342,926
	63	**ITL**	654.93	41
	3	**DEM**	648,377	1,872
c-Export receivables	7,582	**USD**	1,439,567	10,915,164
	115	**DM**	648,377	74,563
	143,809	**EURO**	1,268,115	182,365,942
d-Other receivables	17,118	**ITL**	654.93	11,211
	215	**EURO**	1,268,115	272,351
	187	**USD**	1,439,567	269,013
Total				**223,189,896**

Foreign Currency Denominated Liabilities (Bank loans)

Foreign currency type	Principal amount (Foreign currency) Thousand	Interest (Foreign currency) Thousand	Foreign exchange rate	TL equivalent principal+Interest Million TL
USD	30,000	1,409	1,446,510	45,433,901
EURO	176,535	3,822	1,274,231	229,815,926
				275,249,827

30.(CONTINUED)

Foreign Currency Denominated Liabilities

	Amount Thousand	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Payables from imports	385	DEM	651,504	250,840
	18,250,161	ITL	658.09	12,010,249
	24,363	ESP	7,658	186,573
	134,189	EURO	1,274,231	170,988,272
	201	FRF	194,255	38,971
	41,852	JPY	11,045	462,261
	9	STR	2,092,377	19,119
b-Freezone Branch	4,096	EURO	1,268,115	5,194,217
c- Other payables	1,625,000	ITL	658.09	1,069,396
	721	USD	1,446,510	1,042,560
	9,867	EURO	1,274,231	12,571,626
	29	DM	651,504	18,673
				203,852,757

December 31, 2000

Foreign Currency Denominated Assets

	Amount (Thousand)	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Cash	3	USD	671,765	2,247
b-Banks	124	USD	671,765	83,391
	2,068,412	ITL	319.46	660,775
	12	DEM	316,265	3,674
	51,846	EURO	618,561	32,069,997
c-Export receivables	11,655	USD	671,765	7,829,325
	2,106,837	ITL	319.46	673,050
	63,038	EURO	618,561	38,992,806
	23	DEM	316,265	7,353
d-Other receivables	138	USD	671,765	92,387
	41,695	ITL	319.46	13,320
	14	EURO	618,561	8,381
e-Fixed asset	34	EURO	618,561	20,889
advances given	258	ITL	319.46	82
f-Advances given for inventories	1,815	DEM	316,265	574,037
	9,279	EURO	618,561	5,739,481
	2,703	ITL	319.46	863
	10,683	ESP	3,718	39,718
	1,125	FRF	94,299	106,105
	1	GBP	993,878	937
Total				86,918,818

Foreign Currency Denominated Liabilities (Bank loans)

Foreign currency type	Principal Amount (Foreign currency) Thousand	Interest (Foreign currency) Thousand	Foreign exchange rate	TL equivalent Principal+Interest Million TL
USD	27,314	1,109	675,004	19,185,198
EURO	142,905	1,032	621,544	89,463,133
				108,648,331

Foreign Currency Denominated Payables

	Amount Thousand	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Import payables	1,815	DEM	317,790	576,805
	36,811,609	ITL	321	11,816,527
	10,751	ESP	3,736	40,165
	60,977	EURO	621,544	37,899,895
	1,125	FRF	94,754	106,617
	48	USD	675,004	32,247
	1	GBP	999,073	942
b-Other payables	4,124,442	ITL	321	1,323,946
	653	USD	675,004	440,824
	3,104	EURO	621,544	1,929,159
	10	DEM	317,790	3,230
c-Advances taken from customers (Inventories)	1,975,779	ITL	321	634,225
	428,044	EURO	621,544	266,048
Total				55,070,630

31. Guarantee, Commitments and Securities Given for Shareholders' Affiliates and Subsidiaries:-

None.

32. Average Number of Employees :-

	2001	2000
Average number of employees at the beginning of the period	**4,843**	**3,960**
Administrative personnel (not unionized)	771	824
Other Personnel (unionized)	4,072	3,136
Average number of employees at the end of the period	**5,064**	**4,843**
Administrative personnel (not unionized)	889	771
Other personnel (unionized)	4,175	4,072

33. Other Significant Matters Which May Have A Material Effect on the Financial Statements :-

a) During 2001, the production was suspended for 7 days in October and 7 days in November, totalling to 14 days (2000-total 7 days). Idle time expenses relating to these periods amounted to TL 5,190,652 million for the period ended December 31, 2001 and are classified under extraordinary expenses and losses in the accompanying income statement (2000 – TL 1,774,776 million).

b) As of December 31, 2000 the Company was realizing all of its domestic sales through Tofaş Oto. As of December 31, 2000, since the whole responsibility for all of the warranty expenses was assumed by Tofaş Oto, no reserve is provided in the accompanying 2000 financial statements.

c) The losses of Tofaş Oto until the take over date amounting TL 37,846,494 million is reflected in the "accumulated deficit" in the accompanying balance sheets.

34. Explanation Added For Convenience Translation to English

As indicated in Note 11, the accompanying financial statements are prepared and presented in accordance with the generally accepted accounting principles issued by Turkish CMB. Such accounting and reporting principles differ from the accounting principles generally accepted in the other countries in which the accompanying financial statements may be distributed and from International Financial Reporting Accounting Standards (IFRS) issued by the International Accounting Standards Committee, principally with respect to the presentation of financial statements, accounting for the effects of hyperinflation, capitalization of financial expenses, depreciation, deferred taxation and certain accruals. The effects of such differences have not been quantified herein. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position, fund flows and cash flows in accordance with accounting principles generally accepted in such countries and IFRS.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Currency - Millions of Turkish lira)

	CURRENT PERIOD Januray 01, 2001 - December 31, 2001		PRIOR PERIOD Januray 01, 2000 - December 31, 2000	
A- GROSS SALES		1,159,417,146		502,388,576
1- DOMESTIC SALES	250,899,137		336,981,307	
2- EXPORT SALES	883,687,594		151,801,452	
3- OTHER SALES	24,830,415		13,605,817	
B- SALES DISCOUNTS (-)		(56,632,907)		(567,778)
1- SALES RETURNS	(17,397,236)		(567,778)	
2- SALES DISCOUNTS	(34,859,589)		0	
3- OTHER DISCOUNTS	(4,376,082)		0	
C- NET SALES		1,102,784,239		501,820,798
D- COST OF SALES (-)		(953,192,454)		(426,407,449)
GROSS PROFIT		149,591,785		75,413,349
E- OPERATING EXPENSES (-)		(107,890,131)		(52,908,835)
1- RESEARCH AND DEVELOPMENT EXPENSES	(17,030,618)		(6,827,808)	
2- MARKETING AND SELLING EXPENSES	(39,269,816)		(12,960,085)	
3- GENERAL AND ADMINISTRATIVE EXPENSES	(51,589,697)		(33,120,942)	
PROFIT FROM MAIN OPERATING ACTIVITIES		41,701,654		22,504,514
F- INCOME AND GAINS FROM OTHER OPERATING ACTIVITIES		116,298,257		18,860,435
1- INTEREST AND DIVIDEND INCOME	30,845,497		7,989,895	
2- OTHER INCOME AND GAINS FROM OPERATING ACTIVITIES	85,452,760		10,870,540	
G- EXPENSES AND LOSSES FROM OTHER OPERATING ACTIVITIES (-)		(137,108,005)		(1,183,922)
H- FINANCIAL EXPENSES (-)		(35,393,273)		(11,395,942)
1- SHORT-TERM FINANCIAL EXPENSES	(26,119,354)		(11,313,412)	
2- LONG-TERM FINANCIAL EXPENSES	(9,273,919)		(82,530)	
OPERATING PROFIT / (LOSS)		(14,501,367)		28,785,085
I- EXTRAORDINARY INCOME AND GAINS		23,253,391		137,190
1- PRIOR PERIOD INCOME AND GAINS	538,381		8,813	
2- OTHER EXTRAORDINARY INCOME AND GAINS	22,715,010		128,377	
J- EXTRAORDINARY EXPENSES AND LOSSES (-)		(5,511,572)		(1,815,248)
1- IDLE TIME EXPENSES	(5,190,653)		(1,774,776)	
2- PRIOR PERIOD EXPENSES AND LOSSES	(316,234)		(7,424)	
3- OTHER EXTRAORDINARY EXPENSES AND LOSSES	(4,685)		(33,048)	
INCOME / (LOSS) FOR THE YEAR		3,240,452		27,107,027
K- TAXATION ON INCOME		(3,839,297)		0
NET INCOME / (LOSS) FOR THE YEAR		(598,845)		27,107,027

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

1. Depreciation and Amortization Expenses for the Period

	December 31, 2001 TL Million	December 31, 2000 TL Million
a) Depreciation expense	74,797,176	33,854,950
aa) Normal depreciation expense	57,989,407	25,860,699
ab) Depreciation expense due to revaluation	16,807,769	7,994,251
b) Amortization	540,178	93,168
Total	**75,337,354**	**33,948,118**

2. Discount and Provision Expenses for the Period: -

	December 31, 2001 TL Million	December 31, 2000 TL Million
Provision for employee termination benefits (*)	17,055,379	10,039,872
Provision for warranty expenses	5,816,512	-
Provisions for royalty and license agreement expenses	4,240,878	1,852,920
Provision for benefits from third parties and administrative expenses	3,457,071	-
Provision for purchase cost	407,795	33,791
Provisions for discount expenses	49,714	49,790
Others	445,833	81,739
Total	**31,473,182**	**12,058,112**

(*) See Balance Sheet note 11(h).

3. Financial Expenses for the Period :-

	December 31, 2001		
	Foreign Exchange Losses TL Million	Financial Expenses TL Million	
Capitalized through cost of production	-	-	
Capitalized on fixed assets	121,673,675	5,068,068	
Expensed in the income statement	15,003,974	20,389,299	
Sub total	**136,677,649**	**25,457,367**	
Total			**162,135,016**

3.(CONTINUED)

December 31, 2000

	Foreign Exchange Losses TL Million	Financial Expenses TL Million	
Capitalized through cost of production	-	-	
Capitalized on fixed assets	6,702,827	2,956,378	
Expensed in the income statement	8,835,056	2,560,886	
Sub total	15,537,883	5,517,264	
Total			21,055,147

4. Amount of Financial Expenditures Related to Shareholders, Affiliates, Subsidiaries and Related Parties: -

December 31, 2001

Company		Type of Utilization	Amount TL Million	Terms of Interest	Interest Rate (%)	Percentage in Total (%)
Koçbank	Group Company	Direct	287,509	-	-	0.17
Toplam			287,509			0.17

December 31, 2000

Company		Type of Utilization	Amount TL Million	Terms of Interest	Interest Rate (%)	Percentage in Total (%)
Koçbank	Group Company	Direct	24,904	-	-	0.12

(*) Transactions with Tofaş Oto are for the period between January 1 – May 15, 2001.

5. Sales and Purchases With Related Parties:-

a) Sales

	2001 TL Million	2000 TL Million
Tofaş Oto - Domestic sales (*)	39,596,135	334,836,555
Koç Group Dealers – Domestic sales	83,760,096	-
Fiat Auto S.p.A.- Export sales	852,556,767	145,111,903
Tofaş Oto – Other Income (*)	-	2,953,055
Ram Dış Ticaret A.Ş.- Export sales	66,377	147,470
Döktaş Dökümcülük Tic. ve San. A.Ş.- Scrap sales	199,713	130,270
Mako Elektrik Tic. ve San. A.Ş.- Material sales	25,071	15,133
Tofaş Oto – Sales returns (*)	(2,733,947)	(471,158)
Koç Group Dealers – Sales returns	(20,003,191)	-
Other related parties – Spare part sales	410,326	36,495
Other related parties – Sales returns	(25,291)	(431)
Total	953,852,056	482,759,292

(*) Transactions with Tofaş Oto are for the period between January 1 – May 15, 2001.

b) Purchases

	2001 Million TL			2000 Million TL		
Domestic Purchases	Material	Fixed Asset	Service	Material	Fixed Asset	Service
Tofaş Oto Ticaret A.Ş(*)	-	-	820.875	282.910	-	11,004,915
Mako Elektrik Ticaret ve San. A.Ş.	27,522,578	-	-	17,533,243	-	-
Döktaş Dökümcülük Ticaret ve San.A.Ş.	5,177,084	-	-	6,768,142	-	-
Takosan Oto Göstergeleri Sanayi ve Tic. A.Ş.	1,261,486	-	-	2,720,891	-	-
Matay Otom.Yan San. A.Ş.	30,873,151	-	-	9,477,681	-	-
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	-	-	9,055,021	-	-	4,688,544
Other	5,305,185	-	23,571,814	2,893,764	33.519	2,882,128
	70,139,484	-	33,447,710	39,676,631	33,519	18,575,587

(*) Transactions with Tofaş Oto are for the period between January 1 – May 15, 2001.

5. (CONTINUED)

		2001			2000		
		Foreign Currency (Thousand)			Foreign Currency (Thousand)		
Foreign Purchases		**Material**	**Fixed Asset**	**Service**	**Material**	**Fixed Asset**	**Service**
Fiat Auto S.p.A.	USD	1,026	5	-	3,734	1	-
	ITL	5,000	-	-	908,506	1,457,708	3,000,000
	EURO	385,785	48	328	199,664	5,948	11,369
Kofisa Trading S.A.	ITL	156,405	-	-	436,445	-	-
	DEM	4,011	-	-	8,075	-	-
	FRF	-	-	-	218	-	-
	EURO	2,128	-	-	-	-	-
	USD	-	-	-	-	-	300
Other	ITL	1,189,557	6,153,347	-	9,250,587	5,041,326	79,570
	ESP	-	-	-	28,192	-	-
	FRF	1,373	-	-	8,967	-	-
	EURO	225	62	816	-	18,680	949
	USD	6	-	-	-	-	35
	DEM	-	-	-	-	-	2
Total	ITL	1,350,962	6,153,347	-	10,595,538	6,499,034	3,079,570
	USD	1,032	5	-	3,734	1	335
	DEM	4,011	-	-	8,075	-	2
	FRF	1,373	-	-	9,185	-	-
	ESP	-	-	-	28,192	-	-
	EURO	388,138	110	1,144	199,664	24,628	12,318

6. Total of Interest, Rent and Equivalents Expenses Paid and Received from Shareholders, Affiliates, Subsidiaries and Related Parties:-

DECEMBER 31, 2001
INTEREST, RENT AND EQUIVALENTS RECEIVED

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Tofaş Oto (*).	Group Company	Spare Part Warehouse Rent	75,692	-
Koratrade MTMC Ltd.	Group Company	Interest on Time Deposits	9,195,262	41
Koçbank A.Ş.	Group Company	Interest on Time Deposits	9,261,998	42
Koçbank A.Ş.	Group Company	Gain on Sale of Marketable Securities	8,581,915	99
Koç Fiat Kredi Tüketici Finansmanı A.Ş.(**)	Group Company	Loan Interest	2,531,796	14
Powertrain Mak.San. ve Tic.Ltd.Şti.	Group Company	Building Rent	640,958	3

(*) Transactions with Tofaş Oto Ticaret A.Ş. are for the period between January 1 – May 15, 2001

(**) Koç Fiat Kredi Tüketici Finansmanı A.Ş. provides financing services to the final customers in sales realized through the dealers network of the Company. As of December 31, 2001 the Company has taken over the payables of Koç Fiat Kredi Tüketici Finansmanı A.Ş. to the dealers by netting off from the receivables of the Company from the dealers. In 2001 the Company has charged interest amounting to TL 2,531,796 million to Koç Fiat Tüketici Tüketici Finansmanı A.Ş.

INTEREST, RENT AND EQUIVALENTS PAID

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Boss Birleşik Oksijen Sanayi A.Ş.	Group Company	Tank rent	7,659	-
Koç Holding A.Ş.	Shareholder	Hung floor rent	45,500	-

6. (CONTINUED)

DECEMBER 31, 2000
INTEREST, RENT AND EQUIVALENTS RECEIVED

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Tofaş Oto .	Group Company	Spare Part Warehouse Rent	151,693	2
Tofaş Oto	Group Company	Service Income	529,098	5
Koratrade MTMC Ltd.	Group Company	Interest on Time Deposits	1,166,059	15

INTEREST, RENT AND EQUIVALENTS PAID

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Boss Birleşik Oksijen Sanayi A.Ş.	Group Company	Tank rent	4,261	16

7. Salaries and Benefits Provided to Top Management: -

Salaries paid to top management (21 people) amounted to TL 3,006,316 million (2000 – TL 1,951,646 million).

8. Depreciation Methods Used and Any Differences Due to the Changes in the Calculation of Depreciation:

See Note 11(d) to the Balance Sheets.

9. Inventory Costing System and Procedures: -

The method applied to inventory costing is explained in Note 11(b) to the Balance Sheets.

10. Reasons for Not Performing Full or Partial Physical Stock Takings: -

Stock takings are performed as of December 31, 2001 and 2000 .

11. Product, Scrap or Service Sales that exceed 20 % of Gross Sales: -

None.

12. Sales Incentives and Subsidies: -

None.

13. Income and Expenses Related to Prior Period and Explanation about the Sources: -

Prior Period Income and Gains

Source	2001 TL Million	2000 TL Million
Fiat Auto S.p.A. 2000 price difference	523,625	-
YAZAKI (Supplier) unit cost discount	14,756	-
Return of personnel travel allowances	-	8,725
Return of plane ticket	-	88
	538,381	8,813

Prior Period Expenses and Losses

Source	2001 TL Million	2000 TL Million
Fiat Doblo Conguaglio 2000 price difference	278,675	
Cancellation of NASCO invoices	-	1,185
Partial cancellation of NASCO invoices	-	2,446
Return of Plastaş prior period workmanship value	11,167	-
Cancellation of Mako invoices	5,773	-
Bemsa workmanship value	5,068	-
Cancellation of Comau invoices	-	2,108
Other	15,551	1,685
	316,234	7,424

14. Net Income and Dividends Per Share to be Deployed Separately for Common and Preferred Stocks: -

As of December 31, 2001 the Company's operations generated loss. As of December 31, 2001 the profit per share with TL 1000 nominal value is TL 427.

15. Changes in the Production Amounts in Each Production Group: -

Changes in the Company's production amounts within the period are as follows:

Model / Series	Measure	2001	2000	Variance (%)
Bird series	Unit	3,457	40,496	-91
Tempra/Tipo	Unit	-	-	-
Uno	Unit	-	3,639	-100
Palio/Palio SW	Unit	11,818	36,792	-68
Siena	Unit	2,017	12,094	-83
Marea	Unit	629	2,273	-72
Brava	Unit	192	2,827	-93
Doblo	Unit	92,287	12,731	625
Disassembled CKD cars	Unit	6,960	4,320	61
Total	**Unit**	**117,360**	**115,172**	**2**

16. Changes in the Sales Amounts in Each Main Sales Group:-

Changes in the Company's sales amounts within the period are as follows:

Model / Series	Measure	2001	2000	Variance (%)
Bird series	Unit	3,864	40,365	-90
Tempra/Tipo	Unit	1	36	-97
Uno	Unit	1	3,647	-99
Palio/Palio SW	Unit	12,246	36,448	-66
Siena	Unit	2,384	11,779	-80
Marea	Unit	1,164	2,040	-43
Brava	Unit	643	2,838	-77
Bravo	Unit	60	-	-
Scudo	Unit	231	-	-
Ducato	Unit	411	-	-
Doblo	Unit	92,476	12,168	660
Alfa	Unit	27	-	-
Coupe	Unit	1	-	-
Disassembled CKD cars	Unit	6,960	4,320	61
Total	Unit	120,469	113,641	6

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
STATEMENTS OF COST OF SALES FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Currency -- Millions of Turkish lira)

	CURRENT PERIOD		PRIOR PERIOD	
	1.01.2001 - 31.12.2001		1.01.2000 - 31.12.2000	
PRODUCTION OPERATION				
A - DIRECT RAW MATERIALS AND SUPPLIES COSTS		776,778,133		351,983,149
B - DIRECT LABOR EXPENSES		18,776,044		15,708,960
C - GENERAL PRODUCTION EXPENSES		116,646,915		71,150,025
D - WORK-IN-PROCESS USAGE		(1,321,108)		(5,527,120)
1- Beginning Inventory (+)	9,895,000		4,367,880	
2- Ending Inventory(-)	(11,216,108)		(9,895,000)	
COST OF PRODUCTION		910,879,984		433,315,014
E - CHANGE IN THE FINISHED GOODS		(740,006)		(6,907,565)
1 - Beginning Finished Goods Inventory (+)	9,129,855		2,222,290	
2 - Ending Finished Goods Inventory (-)	(9,869,861)		(9,129,855)	
I. COST OF GOODS SOLD		910,139,978		426,407,449
TRADE OPERATION				
A - Beginning Trade Goods Inventory (+)	19,170,462		-	
B - Purchases(+)	40,579,821		-	
C - Ending Trade Goods Inventory (-)	16,697,807		-	
II. COST OF TRADE GOODS		43,052,476		-
COST OF SALES		953,192,454		426,407,449

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
STATEMENTS OF FUND FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish lira)

	CURRENT PERIOD 1.01.2001 - 31.12.2001			PRIOR PERIOD 1.01.2000 - 31.12.2000		
- SOURCES			364,076,027			188,245,132
1- SOURCES FROM OPERATING PROFIT		-			73,983,555	
a) Operating profit	-			28,785,085		
b) Depreciation and amortization (+)	-			32,931,098		
c) Expenses not requiring fund outflow(+)	-			12,322,558		
d) Income not providing fund inflow(-)	-			55,186		
2 - SOURCES FROM EXTRAORDINARY INCOME		23,253,391			137,190	
a) Extraordinary income	23,253,391			137,190		
3- INCREASE IN CURRENT LIABILITIES		227,895,219			41,163,815	
4- INCREASE IN LONG-TERM LIABILITIES		112,927,417			72,960,572	
5- INCREASE IN CAPITAL		-			-	
6-DECREASE IN CURRENT ASSETS		-			-	
7- SHARE CAPITAL PREMIUM		-			-	
- USES OF SOURCES			364,076,027			188,245,132
1- SOURCE USAGE DUE TO OPERATING LOSSES		(84,425,539)			-	
a) Operating loss	14,501,367					
b) Depreciation (+)	72,173,569					
c) Expenses not requiring fund outflow(+)	31,473,182					
d) Income not providing fund inflow(-)	4,719,845					
2 - SOURCE USAGE DUE TO EXTRAORDINARY LOSSES		2,347,787			1,136,312	
a) Extraordinary loss (-)	5,511,572			1,815,248		
b) Depreciation (+)	3,163,785			928,918		
c) Income not providing fund inflow(+)	-			249,982		
3- TAXES AND SIMILAR CHARGES PAID		-			-	
4- DIVIDENDS PAID		-			-	
5- INCREASE IN CURRENT ASSETS		262,997,238			99,215,672	
6- INCREASE IN NON-CURRENT ASSETS (Excluding revaluation surplus)		183,156,541			87,893,148	
7- DECREASE IN LONG TERM BORROWINGS		-			-	
CHANGE IN NET WORKING CAPITAL						
1- INCREASE IN NET WORKING CAPITAL		21,567,508			-	
2- DECREASE IN NET WORKING CAPITAL		-			17,265,880	

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish lira)

	CURRENT PERIOD			PRIOR PERIOD		
	1.01.2001 - 31.12.2001			1.01.2000 - 31.12.2000		
) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR			**42,831,070**			**3,652,646**
) CASH INFLOW IN THE YEAR			**1,226,107,026**			**574,935,943**
1-CASH INFLOW FROM SALES		917,397,383			468,914,642	
a)Net Sales	1,102,784,239			501,820,798		
b)Increase in receivables (related with sales) (-)	185,386,856			32,906,156		
c)Decrease in receivables (related with sales)	-			-		
d)Sales not requiring cash inflow (-)						
2-CASH INFLOW FROM INCOME AND GAINS FROM OTHER OPERATING ACTIVITIES		115,653,289			18,805,249	
a)Other income and gains from other operating activities	116,298,257			18,860,435		
b)Incomes not requiring cash inflow (-)	644,968			55,186		
3-CASH INFLOW FROM EXTRAORDINARY INCOME AND GAINS		23,253,391			137,190	
a)Extraordinary income	23,253,391			137,190		
b)Income not requiring cash inflow (-)						
4-INCREASE IN CURRENT LIABILITIES (Not related with purchases)		54,783,408			10,361,326	
a)Installments of long term borrowings	23,878,959			22,140		
b)Banka Loans	30,904,449			4,424,153		
c)Other Increases (+)	-			5,915,033		
5-INCREASE IN LONG-TERM LIABILITIES (Not related with purchases)		112,927,417			72,960,572	
a)Increase in long-term borrowings	112,927,417			72,960,572		
b)Other Increases (+)						
6-CASH GENERATED FROM CAPITAL INCREASE		-			-	
7-OTHER CASH INFLOW		2,092,138			3,756,964	
- CASH OUTFLOW IN THE YEAR			**1,201,163,799**			**535,757,519**
1-CASH OUTFLOW FROM COST OF PRODUCTION		740,434,644			388,621,807	
a)Cost of sales	953,192,454			426,407,449		
b)Increase in inventories	28,448,975			25,893,781		
c)Decrease in trade payables (Related to purchases)	-			-		
d)Increase in trade payables (Related to purchases) (-)	170,964,299			32,253,245		
e)Depreciation and expenses not requiring cash outflow (-)	70,242,486			31,426,178		
f)Decrease in inventories (-)	-			-		
2-CASH OUTFLOW FROM OPERATING ACTIVITIES		76,416,949			40,636,067	
a)Research and development expenses	17,030,618			6,827,808		
b)Marketing, selling and distribution expenses	39,269,816			12,960,085		
c)General and administrative expenses	51,589,697			33,120,942		
d)Expenses not requiring cash outflow (-)	31,473,182			12,272,768		
3-CASH OUTFLOW FROM OTHER OPERATING ACTIVITIES		137,058,292			1,134,132	
a)Expenses and losses from other operating activities	137,108,005			1,183,922		
b)Expenses and losses not requiring cash outflow(-)	49,713			49,790		
4-CASH OUTFLOW FROM FINANCIAL EXPENSES		35,393,273			11,395,942	
5-CASH OUTFLOW FROM EXTRAORDINARY EXPENSES AND LOSSES		2,347,787			886,330	
a)Extraordinary expenses and losses	5,511,572			1,815,248		
b)Losses not requiring cash outflow (-)	3,163,785			928,918		
6-CASH OUTFLOW FROM FIXED ASSET PURCHASES		183,156,541			85,169,439	
7-DECREASE IN SHORT-TERM DEBTS (Not related with purchases)		-			-	
a)Decrease in short-term loans	-			-		
b)Other payments	-			-		
8-DECREASE IN LONG-TERM DEBTS (Not related with purchases)		-			-	
a)Decrease in long-term loans	-			-		
9-TAXES AND SIMILAR CHARGES PAID		-			-	
10-DIVIDENDS PAID		-			-	
11-OTHER CASH OUTFLOW		26,356,313			7,913,802	
- CASH AND EQUIVALENTS AT THE END OF YEAR			**67,774,297**			**42,831,070**
- INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS			**24,943,227**			**39,178,424**

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
STATEMENTS OF PROFIT APPROPRIATION FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish lira)

	CURRENT PERIOD		PRIOR PERIOD	
	1.01.2001 - 31.12.2001		1.01.2000 - 31.12.2000	
A - APPROPRIATION OF PROFIT FOR THE YEAR				
1 - PROFIT FOR THE YEAR		3,240,452		27,107,027
2 - ACCUMULATED DEFICIT		-		(27,107,027)
3 - TAXES TO BE PAID		(3,839,297)		-
- Corporation Tax	-		-	
- Income Tax Withholding	(3,490,270)		-	
- Other Taxes and Similar Charges	(349,027)		-	
4 - INVESTMENT FINANCING FUND DIFFERENCE		-		-
5 - LEGAL RESERVES		-		-
NET CURRENT YEAR PROFIT TO BE DISTRIBUTED		-		-
6 - FIRST DIVIDEND TO SHAREHOLDERS		-		-
- To Ordinary Shareholders	-		-	
7 - SECOND DIVIDEND TO SHAREHOLDERS		-		-
- To Ordinary Shareholders	-		-	
8 - SECOND LEGAL RESERVE		-		-
EXTRAORDINARY RESERVE		-		-
B - PROFIT PER SHARE (TL / %)				
1 9 9 9				
1 - TO ORDINARY SHAREHOLDERS				
- 63,504,000,000 shares of TL 1,000		-		-
2 0 0 0				
1 - TO ORDINARY SHAREHOLDERS				
- 63,504,000,000 shares of TL 1,000				
C - DIVIDENDS PER SHARE (TL / %)		-		-
1 9 9 9				
1 - TO ORDINARY SHAREHOLDERS				
- 63,504,000,000 shares of TL 1,000		-		-
2 0 0 0				
1 - TO ORDINARY SHAREHOLDERS				
- 63,504,000,000 shares of TL 1,000		-		-